

November 15, 2011

<u>Via Email</u>
Richard H. Adams
Chief Financial Officer
Eagle Ford Oil and Gas Corporation
2951 Marina Bay Drive, Suite 130-369
League City, Texas 77573

   Re: **Eagle Ford Oil and Gas Corporation**
      Form 8-K
      Filed November 10, 2011
      File No. 000-51656

Dear Mr. Adams:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed November 10, 2011</u>

1. Your current disclosures summarize and discuss the errors noted in the financial statements presented in your Form 10-Q as of June 30, 2011. However, in this discussion, you have not clearly stated these financial statements should no longer be relied upon. Please amend your Form 8-K to clearly state and identify the financial statements and the respective periods which investors should no longer rely upon. In this connection, please indicate whether your board of directors authorized management to take such action.

2. In your amendment, please disclose the date upon which you concluded these financial statements should no longer be relied upon as required by Item 4.02(a)(1) of Form 8-K.

3.   In your amendment, please update your disclosure regarding the date on which you expect to file the restated financial statements, if you are able.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Buskirk at (202) 551-3717 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief